Filed by JOHCM Funds Trust pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-6(b) under the Securities and Exchange Act of 1934, as amended. Subject Company: Professionally Managed Portfolios (SEC. File No. 811—05037) Trillium ESG Global Equity Fund Trillium ESG Small/Mid Cap Fund Each a Series of Professionally Managed Portfolios 60 South Street Boston, MA 02111 IMPORTANT NOTICE September 20, 2023 Dear Shareholder: We have tried unsuccessfully to contact you, either by mail or phone, regarding a very important matter concerning your investment in Trillium Funds. This matter pertains to a time-sensitive initiative for the Trillium Funds and their shareholders for which we need your response. It is very important that we speak with you. Please call toll-free at 1-866-751-6311 between 9:00 a.m. and 10:00 p.m. Eastern Time, Monday through Friday. At the time of the call, please reference the Investor ID listed below. INVESTOR PROFILE: Investor ID: XXXXXXXX Security ID: XXXXXXXX Shares owned: XXXXXXXXX Household ID: XXXXXXXX There is no confidential information required, and the call will only take a few moments of your time. Please contact us as soon as possible. Thank you for your time and consideration. Sincerely, Matthew W. Patsky Chief Executive Officer Trillium Asset Management OFFICIAL BUSINESS_ This letter relates to your investment in Trillium Funds.